(Summ...)

File No. 82-34835

Interim Business Report for the 21st Fiscal Period

April 1, 2005 through September 30, 2005

NTT URBAN DEVELOPMENT CORPORATION

TO OUR SHAREHOLDERS

Compliments of Kiyoshi Mita, the Representative Director and President of the Company, as well as the business results for the six months ended September 30, 2005 are mentioned.

INTRODUCTION OF PROPERTIES

A description of each of Urbannet Nagoya Building, completed in September 2005, and Otemachi First Square, a twin-tower office building, is provided.

OUTLINE OF BUSINESS

A brief description and results of operations of each of the leasing business, residential property sales business and other business are mentioned.

FINANCIAL REPORTS (CONSOLIDATED)

Summary Consolidated Balance Sheets as of September 30, 2005, September 30, 2004 and March 31, 2005, Summary Consolidated Statements of Income for the six months ended September 30, 2005, September 30, 2004 and for the year ended March 31, 2005 and Summary Consolidated Statements of Cash Flows for the six months ended September 30, 2005, September 30, 2004 and for the year ended March 31, 2005 are provided, together with year-to-year and year-to-period changes of total assets, interest-bearing liabilities, shareholders' equity and ratio of shareholders' equity to assets, operating revenues, ordinary income and ratio of ordinary income to operating revenues, and net income shown in the form of graphs.

OUTLINE OF THE COMPANY (as of September 30, 2005)

Company Data

The name, location of the head office, date of incorporation, amount of capital, number of employees (consolidated) and branches are mentioned.

Officers

The names of 17 Directors and 4 Corporate Auditors are mentioned.

STATUS OF SHARES (as of September 30, 2005)

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of top ten shareholders, the number of shares held by each of them and shareholding ratios are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

MAJOR PROPERTIES

Major properties owned in the leasing business and sold in the residential property sales business are mentioned.

MEMORANDUM FOR SHAREHOLDERS

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates for year-end and interim dividends, name and address of the transfer agent, stock exchanges on

which the shares of the Company are listed, and name of newspaper in which public notices are published are mentioned.

(English Translation)

December 19, 2005

NTT URBAN DEVELOPMENT CORPORATION
Rep.: Kiyoshi Mita
Representative Director and President
(Code No. 8933
Tokyo Stock Exchange (First Section))
Attn.: Yoshiharu Nishimura
Director and Executive Manager of Corporate Strategy Planning Department
(Tel.: 03-3246-8809)

Notice Concerning Relocation of Head Office

Notice is hereby provided that the Company resolved the relocation of head office, at its meeting of the Board of Directors held today. The particulars are as follows:

1. New Location

   Akihabara UDX
   14-1, Sotokanda 4-chome
   Chiyoda-ku, Tokyo 101-0021

2. New Telephone Number

   03-6811-6300 (main number)

3. Effective Date

   Monday, January 30, 2006

4. Reason for Relocation

   The head office will be relocated in order to improve head office operations and to increase business efficiency.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 22, 2005 for the six-month period ended September 30, 2005 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Substance of business
   3. Related companies
   4. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Operating revenues
   3. Material business issues to be dealt with
   4. Contracts material to operation of business
   5. Research and development activities

III. Conditions of facilities
   1. Conditions of principal facilities
   2. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
      (1) Total number of shares, etc.
      (2) Stock acquisition rights, etc.
      (3) Changes in number of issued shares and share capital
      (4) Principal shareholders
      (5) Voting rights
   2. Changes in share price
   3. Officers

V. Financial condition
   1. Consolidated interim financial statements, etc.

The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.